March 23, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
BioSolar, Inc. Form S-3 Filed March 16, 2021 File No. 333-254336

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Daylight Time, on March 25, 2021 or as soon thereafter as is practicable.

Very truly yours,

BIOSOLAR, INC.

By:	/s/ David Lee
David Lee Chief Executive Officer

BioSolar, Inc., 27936 Lost Canyon Road, Suite 202, Santa Clarita, CA 91387

Tel (661) 251-0001 • Fax (661) 251-0003 • www.BioSolar.com